

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2012

Via E-mail
Mr. George Du
Chief Executive Officer
Jingwei International Limited
Unit 701-702, Building 14
Software Park, Keji Yuan Second Road
Nanshan District
Shenzhen PRC 518057

> **Re:** **Jingwei International Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 15, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 001-34744**

Dear Mr. Du:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: Via Email
     Wei Cao, Jingwei International Limited
     Norwood Beveridge, Loeb & Loeb LLP